UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CN Energy Group, Inc. Announces Nasdaq Delisting Notification and Intends to Appeal

CN Energy Group. Inc., a company limited by shares organized under the laws of British Virgin Islands (the “Company”) today announced that it received a letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on December 29, 2023. This letter stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination, trading of the Company’s securities will be suspended at the opening of business on January 9, 2024, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to Listing Rule 5810(c)(3)(A)(iii).

As previously disclosed, the Company received a deficiency letter from the Staff on January 13, 2023, indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”) for continued listing on Nasdaq. On July 13, 2023, Nasdaq granted the Company an additional 180-day period, ending on January 8, 2024, to regain compliance with the Bid Price Rule.

The Company intends to appeal the Staff’s determination pursuant to the procedures set forth in the Nasdaq Listing Rules, which provide that the Company may request a hearing before the Panel, and such hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance as to the success or outcome of the appeal.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: January 3, 2024	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chief Executive Officer

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